UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: June 30, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: June 30, 2015	By:	Signed: /s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

Release: Immediate June 29, 2015

CP and All Vision partner to develop outdoor advertising infrastructure

Calgary, AB – Canadian Pacific (TSX: CP) (NYSE: CP) and All Vision LLC (All Vision) are pleased to announce an agreement to enter into a multi-year venture to develop strategic outdoor advertising infrastructure along CP’s right of way.

Van Horne Outdoor (VHO) represents the next step in CP’s real estate ventures.

“This fits well with CP’s strategic approach to our real estate assets as All Vision is well positioned to assist us in unlocking value in the outdoor advertising space,” said Mark Wallace, CP’s Vice-President, Corporate Affairs and Chairman of VHO. “All Vision is an expert in this field and we look forward to this multi-year partnership to optimize CP’s assets.”

The VHO joint venture will leverage All Vision’s expertise in outdoor advertising to develop new outdoor infrastructure that will generate long-term revenue and shareholder value. The agreement will focus on constructing digital advertising infrastructure and the management of CP’s licenses for over 700 existing sign boards located on the railway’s right of way.

“It is a privilege and honour to work with Canadian Pacific on this progressive opportunity to create significant and sustainable long term value for both companies,” said Greg Smith, CEO of All Vision LLC. “This partnership represents a further step forward in solidifying our position as the leader in the management and development of outdoor advertising assets across North America.”

CP has nearly 14,000 miles of track and right of way spanning the continent.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

About All Vision

All Vision LLC (“All Vision”) was formed as a Delaware Limited Liability Company in October 2002 to assist public and private property owners with the development and management of outdoor advertising assets on their properties. All Vision Canada Company was incorporated in Nova Scotia in 2004 and is a wholly owned subsidiary of All Vision LLC. All Vision represents a growing portfolio of more than 3,000 outdoor advertising assets across Canada and the United States, with particular emphasis on rail properties.

Note on forward-looking information

This news release contains certain forward-looking information within the meaning of applicable securities laws relating, but not limited to, the future plans with respect to VHO and CP’s real estate portfolio. This forward-looking information also includes, but is not limited to, statements concerning expectations, beliefs, plans, goals, objectives, assumptions and statements about possible future events, conditions, and results of operations or performance. Forward-looking information may contain statements with words or headings such as “financial expectations”, “key assumptions”, “anticipate”, “believe”, “expect”, “plan”, “will”, “outlook”, “should” or similar words suggesting future outcomes.

Undue reliance should not be placed on forward-looking information as actual results may differ materially from the forward-looking information. Forward-looking information is not a guarantee of future performance. By its nature, the forward-looking information contained herein involves numerous assumptions, inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking information, including but not limited to the following factors: finalizing a definitive agreement with All Vision and associated documentation; changes in business strategies; general North American and global economic, credit and business conditions; local real estate conditions; the effects of competition and pricing pressures; industry capacity; shifts in market demand; environmental risks; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; currency fluctuations; changes in interest and mortgage rates; availability of financing; changes in market conditions; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental responses to them, and technological changes. The foregoing list of factors is not exhaustive.

These and other factors are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to the “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F. Readers are cautioned not to place undue reliance on forward-looking information. Forward-looking information is based on current expectations, estimates and projections and it is possible that predictions, forecasts, projections, and other forms of forward-looking information will not be achieved. Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts:

CP

Media

Martin Cej

Tel: 403-319-7298

24/7 Media Pager: 855-242-3674

Martin_Cej@cpr.ca

Investment Community

Maeghan Albiston

Tel: 403-319-7865

investor@cpr.ca

All Vision

Media and Investment Community

Blair Murdoch

Tel: 416-508-2352

bmurdoch@allvision.com